Exhibit 21.1

Progenics Pharmaceuticals, Inc.

Subsidiaries

Name	Jurisdiction of Incorporation

Excelsior Life Sciences Ireland Limited	Ireland
Molecular Insight Pharmaceuticals, Inc.	Delaware
Molecular Insight Limited*	England and Wales
Progenics Life Sciences Limited	England and Wales
Progenics Pharmaceuticals Nevada, Inc.	Nevada
PSMA Development Company LLC	Delaware
EXINI Diagnostics AB	Sweden
MNTX Royalties Sub LLC	Delaware

* Subsidiary of Molecular Insight Pharmaceuticals, Inc.